UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT PURSUANT

TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): September 20, 2017

First Community Corporation

(Exact Name of Registrant As Specified in Its Charter)

   South Carolina

(State or Other Jurisdiction of Incorporation)

000-28344	57-1010751
(Commission File Number)	(I.R.S. Employer Identification No.)

5455 Sunset Blvd, Lexington, South Carolina	29072
(Address of Principal Executive Offices)	(Zip Code)

   (803) 951-2265

(Registrant’s Telephone Number, Including Area Code)

   Not Applicable

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

ITEM 8.01. Other Events.

First Community Corporation (“Company”), the holding company of First Community Bank, and Cornerstone Bancorp (“Cornerstone”), the holding company of Cornerstone National Bank, today announced that the previously announced merger pursuant to which First Community will acquire Cornerstone has received the necessary approval from the shareholders of Cornerstone. Cornerstone held a special meeting (the “Special Meeting”) of Cornerstone’s shareholders on September 19, 2017. At the Special Meeting, Cornerstone’s shareholders voted to approve the Agreement and Plan of Merger, dated as of April 11, 2017, by and between the Company and Cornerstone (the “Merger Agreement”). The shareholders of Cornerstone also voted to approve the proposal to adjourn the special meeting, if necessary or appropriate, to solicit additional proxies in favor of the proposal to approve the Merger Agreement. The special meeting was not adjourned. As of July 14, 2017, the record date for the Cornerstone special meeting of shareholders, there were 2,320,991 shares of Cornerstone common stock outstanding and entitled to vote at the special meeting. The final voting results for each proposal are set forth below:

Proposal 1: Approve the Agreement and Plan of Merger

For	Against	Abstain

1,963,949	315	139

Proposal 2: Approve Adjournment of the Special Meeting

For	Against	Abstain

1,958,019	2,036	4,348

The parties anticipate the merger transaction will close on October 20, 2017, subject to the satisfaction of customary closing conditions.

FORWARD-LOOKING STATEMENTS

This communication contains certain forward-looking statements, including certain plans, expectations, goals, and projections, and including statements about the potential benefits of the merger between First Community and Cornerstone, which are subject to numerous assumptions, risks, and uncertainties.  Forward-looking statements are generally identifiable by the use of words such as “will, ” “believe,” “expect,” “anticipate,” “should,” “could,” “would,” “plans,” “intend,” “project,” “estimate,” “goals,” “forecast,” “may” or similar expressions. Actual results could differ materially from those anticipated by such forward-looking statements as a result of a variety of risks, uncertainties and other factors including, without limitation: the businesses of First Community and Cornerstone may not be integrated successfully or such integration may take longer to accomplish than expected; the expected cost savings and any revenue synergies from the merger may not be fully realized within the expected timeframes or at all; disruption from the merger may make it more difficult to maintain relationships with clients, associates, or suppliers; changes in economic conditions; movements in interest rates; competitive pressures on product pricing, services and customer acquisition and retention; the degree of success and the timing of various business strategies; the nature, extent, and timing of governmental actions and reforms; and extended disruption of vital infrastructure; and other factors described in First Community’s Annual Report on Form 10-K filed on March 13, 2017 and documents subsequently filed by First Community with the Securities and Exchange Commission.  All forward-looking statements included in this news release are based on information available at the time of this release.  Neither First Community nor Cornerstone assumes any obligation to update any forward-looking statement.

ADDITIONAL INFORMATION ABOUT THE MERGER AND WHERE TO FIND IT

This material is not a substitute for the proxy statement/prospectus or any other documents which First Community and Cornerstone may send to their respective shareholders in connection with the proposed merger. This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of any such jurisdiction.

In connection with the proposed merger, First Community filed with the Securities and Exchange Commission a registration statement on Form S-4 (Registration Statement No. 333-218564) that includes a proxy statement/prospectus for the shareholders of Cornerstone. First Community also plans to file other documents with the Securities and Exchange Commission regarding the merger with Cornerstone. Cornerstone mailed the final proxy statement/prospectus to its shareholders on or about July 31, 2017. BEFORE MAKING ANY ELECTION DECISION, CORNERSTONE SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/ PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The proxy statement/prospectus, as well as other filings containing information about First Community, will be available, without charge, at the Securities and Exchange Commission’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the Securities and Exchange Commission that will be incorporated by reference in the proxy statement/ prospectus can also be obtained, without charge, by directing a request to First Community Corporation, 5455 Sunset Blvd., Lexington, SC 29072, Attention: Michael Crapps.

ITEM 9.01. Financial Statements and Exhibits.

(d) Exhibits

Item	Exhibit

99.1	Press Release issued by First Community Corporation and Cornerstone Bancorp dated September 20, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FIRST COMMUNITY CORPORATION

By:	/s/ Joseph G. Sawyer
Name:	Joseph G. Sawyer
Title:	Chief Financial Officer

Dated: September 20, 2017

Exhibit List

99.1	Press Release issued by First Community Corporation and Cornerstone Bancorp dated September 20, 2017.